

February 6, 2013

Via E-mail
Steven K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, MA 01238

      Re: **Wave Systems Corp.**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed March 30, 2012
              File No. 000-24752

Dear Mr. Sprague:

We have reviewed your letter dated January 11, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated December 13, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   Please advise what consideration you have given to revising your Form 10-K to provide risk factor disclosure discussing possible risks of potential claims associated with sales of your common stock subsequent to the filing of the Form 8-K on March 15, 2012 indicating that Safend financial statements should no longer be relied upon. In your response letter, provide a range of your potential liability if holders of your common stock pursue remedies under applicable provisions of the Securities Act. Alternatively, please provide us with an analysis as to why such risk is not material to you. Also, we understand that the company is contemplating a takedown from its shelf registration statement on Form S-3 (no. 333-175046). Please advise why you believe a takedown

could be effected with a document that satisfies the disclosure obligations in the absence of correct audited financial statements of Safend for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X.

Notes to Consolidated Financial Statements

Note (3) Significant Accounting Policies

(m) Revenue Recognition, page F-12

2.   In your response to prior comment 1, you indicate that the BASF order included 20 months of maintenance. Please explain, to the extent that the other revenue recognition criteria were met, why the entire arrangement fee was not recognized ratably over this contractual period of 20 months consistent with the guidance in ASC 985-605-25-70. Tell us how you considered the lapse in cancellation privileges on December 1, 2011 in your accounting treatment.

Note (6) Acquisition of Safend, Ltd.

Adjustment for Receivables and Deferred Revenue, page F-17

3.   We will not waive the requirements of Form 8-K with respect to the historical financial statements of Safend, Ltd. and related pro forma information. Until you file correct audited financial statements of Safend, Ltd. for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not consider that Form 8-K to have been timely filed for purposes of Form S-3 and we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

Steven K. Sprague
Wave Systems Corp.
February 6, 2013
Page 3

Once you file the Registrant's audited financial statements that include the post-acquisition results of operations of Safend, Ltd. for an appropriate period, we will, at your request, consider accepting your audited financial statements in satisfaction of your filing obligation under Rule 3-05 and Article 11 of Regulation S-X with regard to your acquisition of Safend, Ltd. Any such request should be made in writing to the Division's Chief Accountant's Office at dcaoletters@sec.gov and should set forth your reasons this Division should accept the Registrant's audited financial statements with post-acquisition results of operations of Safend, Ltd. as substantially satisfying your filing obligation with regard to that acquisition.

Unaudited Pro Forma Financial Information, page F-18

4. You state in response to prior comment 4 that you would plan to provide pro forma information when audited restated financial statements of Safend, Ltd. are completed. Your disclosure should explain why the disclosure is impracticable as a result of the historical errors identified and indicate your plans to provide the disclosure once the information becomes available.

Note (14) Commitments and Contingencies, page F-35

5. Tell us what consideration you gave to disclosure of any exposure from potential claims under liability provisions of the Securities Act given the absence of correct audited financial statements of Safend for the time span required under Rule 3-05 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief